UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Stryve Foods, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

863685 103

(CUSIP Number)

July 20, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 863685 103	Page 2 of 6

(1)	Names of reporting persons Meaningful Protein, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,467,142 (1)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,467,142 (1)
(9)	Aggregate amount beneficially owned by each reporting person 1,467,142 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.10% (2)
(12)	Type of reporting person (see instructions) OO

(1)

Consists of 1,467,142 shares of Class V Common Stock and 1,467,142 Class B Units. Subject to the terms of an Exchange Agreement, a set of one Class B Unit and one share of Class V Common Stock is exchangeable for one share of Class A Common Stock of Stryve Foods, Inc. after the expiration of a lock-up period applicable to such securities. The shares of Class V Common Stock and Class B units are indirectly beneficially owned by Meaningful Protein, LLC as a member of Stryve Foods Holdings, LLC. Unless and until Stryve Foods Holdings, LLC is liquidated, Meaningful Protein, LLC does not directly own such securities.

(2)

Percent of class is calculated based on 20,519,677 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2021 and assuming the Company exchanged all outstanding Class B Units and shares of Class V Common Stock for 11,502,355 shares of Class A Common Stock.

SCHEDULE 13G

CUSIP No. 863685 103	Page 3 of 6

(1)	Names of reporting persons Meaningful Partners SPV Investments LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,467,142 (1)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,467,142 (1)
(9)	Aggregate amount beneficially owned by each reporting person 1,467,142 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.1% (2)
(12)	Type of reporting person (see instructions) OO

(1)

Consists of 1,467,142 shares of Class V Common Stock and 1,467,142 Class B Units. Subject to the terms of an Exchange Agreement, a set of one Class B Unit and one share of Class V Common Stock is exchangeable for one share of Class A Common Stock of Stryve Foods, Inc. after the expiration of a lock-up period applicable to such securities. The shares of Class V Common Stock and Class B units are indirectly beneficially owned by Meaningful Protein, LLC as a member of Stryve Foods Holdings, LLC. Unless and until Stryve Foods Holdings, LLC is liquidated, Meaningful Protein, LLC does not directly own such securities. Meaningful Partners SPV Investments LLC is the manager of Meaningful Protein, LLC, and could be deemed to share such indirect beneficial ownership with Meaningful Protein, LLC.

(2)

Percent of class is calculated based on 20,519,677 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2021 and assuming the Company exchanged all outstanding Class B Units and shares of Class V Common Stock for 11,502,355 shares of Class A Common Stock.

SCHEDULE 13G

CUSIP No. 863685 103	Page 4 of 6

(1)	Names of reporting persons Jacob Capps
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 96,258 (1)
(6) Shared voting power 1,563,400 (2)
(7) Sole dispositive power 96,258 (1)
(8) Shared dispositive power 1,563,400 (2)
(9)	Aggregate amount beneficially owned by each reporting person 1,563,400 (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.6% (3)
(12)	Type of reporting person (see instructions) IN

(1)

Consists of 96,258 shares of Class V Common Stock and 96,258 Class B Units. Subject to the terms of an Exchange Agreement, a set of one Class B Unit and one share of Class V Common Stock is exchangeable for one share of Class A Common Stock of Stryve Foods, Inc. after the expiration of a lock-up period applicable to such securities. The shares of Class V Common Stock and Class B units are indirectly beneficially owned by Jacob Capps as a member of Stryve Foods Holdings, LLC. Unless and until Stryve Foods Holdings, LLC is liquidated, Jacob Capps does not directly own such securities.

(2)

Consists of 1,467,142 shares of Class V Common Stock and 1,467,142 Class B Units. Subject to the terms of an Exchange Agreement, a set of one Class B Unit and one share of Class V Common Stock is exchangeable for one share of Class A Common Stock of Stryve Foods, Inc. after the expiration of a lock-up period applicable to such securities. The shares of Class V Common Stock and Class B units are indirectly beneficially owned by Meaningful Protein, LLC as a member of Stryve Foods Holdings, LLC. Unless and until Stryve Foods Holdings, LLC is liquidated, Meaningful Protein, LLC does not directly own such securities. Meaningful Partners SPV Investments LLC is the manager of Meaningful Protein, LLC, and Jacob Capps is the manager of Meaningful Partners SPV Investments LLC, and could be deemed to share such indirect beneficial ownership with Meaningful Protein, LLC and Meaningful Partners SPV Investments LLC.

(3)

Percent of class is calculated based on 20,519,677 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2021 and assuming the Company exchanged all outstanding Class B Units and shares of Class V Common Stock for 11,502,355 shares of Class A Common Stock.

SCHEDULE 13G

CUSIP No. 863685 103	Page 5 of 6

Item 1.

(a)	Name of Issuer:

Stryve Foods, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5801 Tennyson Parkway, Suite 275

Plano, TX 75024

Item 2.

(a)	Name of Person Filing:

Meaningful Protein, LLC

Meaningful Partners SPV Investments LLC

Jacob Capps

(b)	Address of Principal Business Office:

For all persons filing:

2041 Rosecrans Ave, Suite 359

El Segundo, CA 90245

(c)	Citizenship:

Meaningful Protein, LLC is a Delaware limited liability company

Meaningful Partners SPV Investments LLC is a Delaware limited liability company

Mr. Capps is a United States citizen

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

863685 103

Item 3.	Not Applicable.

Item 4.	Ownership

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages used in this Schedule 13G are calculated based on 20,519,677 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2021 and assuming the Company exchanged all outstanding Class B Units and shares of Class V Common Stock for 11,502,355 shares of Class A Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

SCHEDULE 13G

CUSIP No. 863685 103	Page 6 of 6

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Exhibit 1: Joint filing agreement dated July 30, 2021.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2021

Meaningful Protein, LLC

By: Meaningful Partners SPV Investments LLC, its General Partner

By:	/s/ Jacob Capps
	Name:	Jacob Capps
	Title:	Manager

Meaningful Partners SPV Investments LLC

By:	/s/ Jacob Capps
	Name:	Jacob Capps
	Title:	Manager

Jacob Capps

By:	/s/ Jacob Capps
Jacob Capps